UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Republic Restoratives LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
District Of Columbia

Date of organization
October 29, 2013

Physical address of issuer
1369 New York Avenue, NE, Washington, DC 20002

Website of issuer
http://republicrestoratives.com/

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the total number of securities issued during the raise.

Type of security offered
Secured Promissory Notes (Revenue Sharing Interests)

Target number of securities to be offered
Not applicable

Price (or method for determining price)
The Secured Promissory Notes shall be issued at the amount of the obligation

Target offering amount
$50,000.00

Oversubscriptions accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: As determined by the issuer

Maximum offering amount (if different from target offering amount)
$300,000.00

Deadline to reach the target offering amount
January 13, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,633,216	$200,081
Cash & Cash Equivalents	$979,242	$119,614
Accounts Receivable	$0.00	$0.00
Short-term Debt	$32,000	$0.00
Long-term Debt	$1,588,819	$100,000
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$277,547	-$28,608

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 15, 2016

FORM C

Up to $300,000.00

Republic Restoratives LLC



Promissory Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Republic Restoratives LLC, a District Of Columbia limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Unsecured Promissory Notes offered by the Company (the "Promissory Notes" or "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $300,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive 7% of the total proceeds related to the purchase and sale of the Securities and 2% of the total number of securities issued during the raise as compensation related to the purchase and sale of the Securities.

	Price to Purchasers	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$300,000.00	$21,000.00	$279,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive 7% of the total proceeds and 2% of the total number of securities issued during the raise.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 15, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES

AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: http://republicrestoratives.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Republic Restoratives LLC (the "Company") is a District Of Columbia Limited Liability Company, formed on October 29, 2013. The Company was formerly known as Ivy City Partners LLC.

The Company is located at 1369 New York Avenue, NE, Washington, DC 20002.

The Company's website is http://republicrestoratives.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business Plan
We manufacture craft spirits in the heart of Washington, DC. When possible, we utilize quality locally sourced materials. Our business model relies on the continued growth and success of the small batch spirits movement and the underlying desire for people to know where there spirits are made and by whom.

The Offering

Minimum amount of Promissory Notes being offered	**$100.00**
Total Promissory Notes outstanding after offering (if minimum amount reached)	
Maximum amount of Promissory Notes	$300,000.00
Total Promissory Notes outstanding after offering (if maximum amount reached)	
Purchase price per Security	The value of the notes will be determined by the Company's management in accordance with U.S. generally accepted accounting principles.
Minimum investment amount per investor	$100.00
Offering deadline	January 13, 2017
Use of proceeds	See the description of the use of proceeds on page 22 hereof.

Voting Rights	The Promissory Notes are not equity securities and do not carry voting rights.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of District Of Columbia on October 29, 2013. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to various business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. We have not been profitable and there can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations.

We are reliant upon the decisions of our management with regards to business decisions and strategy. The failure of our management to make proper or prudent business decisions will have a negative effect on our results of operations.

The development and commercialization of our craft spirits is highly competitive.

The craft spirit industry is large and highly developed. We will face competition from both local distillers as well as many national and international brands. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in creating and marketing distilled spirits and thus may be better equipped than us. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may offer new products.

There are substantial risks and uncertainties associated with creating, producing and marketing new products in the distilled spirit market, particularly in instances where the markets are saturated with competitive products. In developing and marketing new products, we may invest significant time and resources. Initial timetables for the introduction and development of new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to governmental regulations affecting distilleries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting room is subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Sales of a limited number of products contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing products or that any of our future products will be accepted in the market. Any inability on our part to stay current with beverage and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among spirit products;
• changes in consumer drinking habits, including trends away from certain categories,
• changes in consumer perception about trendy spirits products;
• changes in consumer perception regarding the healthfulness of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding spirit products or similar products;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and
• new science or research that disputes the healthfulness of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The sale of alcoholic beverages subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our facility is located. Alcoholic beverage control regulations require applications to state authorities. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment could also cause our compliance costs to increase and adversely affect our business and results of operations.

We are dependent upon our Principals.
The success of our business relies upon the continued involvement and leadership of our principals, Pia Carusone and Rachel Gardner. If either Ms. Carusone or Gardner were to become disassociated with the Company, the Company and its business success would be affected.

Risks Related to the Securities

The Promissory Notes will not be freely tradable until one year from the initial purchase date. Although the Promissory Notes may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Promissory Notes. Because the Promissory Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Promissory Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Promissory Notes may also adversely affect the price that you might be able to obtain for the Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
The Company is currently owned by two owners who each own 50% of the equity ownership interests in the Company. Subject to any fiduciary duties owed to our other owners or investors under District Of Columbia law, these owners may be able to exercise significant influence over

matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Promissory Notes will be effectively subordinate to any of our debt that is secured.
The Promissory Note will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Promissory Notes only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Promissory Notes then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Promissory Note when it comes due.
We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your Promissory Note may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Promissory Notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Promissory Notes relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Promissory Notes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Promissory Notes will not permit the holders of the Promissory Notes to require us to repay the obligations the Promissory Notes in the event of a takeover, recapitalization or similar transaction.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Promissory Notes.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Promissory Notes will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise

additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Promissory Notes would severely negatively impact your investment in the Promissory Notes.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, managers or employees of the Company. You will not have the right or power to take part in the management of the company and will not be represented on the board of managers of the Company. Accordingly, no person should purchase a Promissory Note unless he or she is willing to entrust all aspects of management to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We manufacture craft spirits in Washington, D.C. When possible, we utilize quality, locally-sourced materials. The business model relies on the continued growth and success of the small batch spirits movement and the underlying desire for people to know where there spirits are made and by whom.

Business Plan
The Company's first product, CIVIC vodka, is distilled exclusively from North American corn and is finished using a proprietary charcoal-polish process for a crisp, clean finish. CIVIC is produced and bottled in Washington, D.C, and is distributed to numerous local restaurants, bars, and bottle shops. In the near term, we plan to expand distribution into Maryland and Virginia, and expect to expand to more states in the future. Additionally, we plan on producing more spirits, including, but not limited to, bourbon, brandy, flavored liquor, rye, and gin.

History of the Business
The Company was founded in 2014 by Pia Carusone and Rachel Gardner. The purpose of the Company is to own and operate a distillery in Washington, D. C.

The Company's Products and/or Services

Product / Service	Description	Current Market
CIVIC Vodka	A smooth, light finishing, corn-based vodka.	Washington, D.C.
Ivy Room	A tasting room and cocktail bar located at the Republic Restoratives distillery	Washington, D.C.

The Company plans to release their first whiskey, Borough Bourbon, in Q4 2016. The next few anticipated products will include an apple brandy, a coffee liquor and a rye.

The Company is self-distributing in the Washington D.C. Varying state laws will mandate that the Company sign with a local distributor for distribution in other states such as Virginia and Maryland, and further states where they plan to distribute their products.

Competition

The Company faces competition from both large alcoholic beverage producers and smaller boutique distilleries. Company's primary competitors in its market are Tito's and Bulliet.

We are a very new company and we understand that it will take time to strongly compete with our competitors and the companies listed above. The point is this: the more people that are asking for and drinking craft spirits the better. We don't see our fellow craft producers as competition, we see them as part of the same team.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.

We currently distribute our product to local bars, restaurants and bottle shops within the Washington D.C., Virginia and Maryland. In addition, we cater to local consumers interested in craft spirts and craft cocktails at the Ivy Room, a craft cocktail and tasting room located at the distillery.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5029927		Republic Restoratives		August 31, 2016	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Alcohol and Tobacco Trade Bureau	Distilled Spirit Plan license	Right to manufacturer spirits	

While we are constantly experimenting and creating custom craft spirits, we do not allocate a specific part of our operating budget to research and development costs for those products. Testing new products usually occurs in small batches, which does not significantly impact our financial situation.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
1369 New York Ave, NE Washington, DC 20002	Lease	10 year lease with a 10 year option

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the production and sale of alcohol. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. We are currently in compliance with all necessary laws and regulations and have all the required permits to continue our operations in Washington D.C.

Litigation
None

Other
The Company's principal address is 1369 New York Avenue, NE, Washington, DC 20002

The Company's telephone number is 518-441-6177

The Company has the following additional addresses:

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7%	$3500	7%	$21,000
Estimated Attorney Fees	2.0%	$1,000	.33%	$1,000
Estimated Accountant/Auditor Fees	0%	$0	0%	$0
Marketing	14%	$7,000	8%	$25,000
Research and Development	4%	$2,000	4.66%	$14,000
Manufacturing	80%	$40,000	60%	$180,000
Equipment Purchases	0%	$0	15%	$45,000
Purchase of Real Property	0%	$0	0%	$0
Future Wages	0%	$0	0%	$0
Accrued Wages	0%	$0	0%	$0
Accrued expenses of managers, officers, directors or employees	0%	$0	0%	$0
Repayment of Debt	0%	$0	0%	$0
Repayment of obligations in arrears	0%	$0	0%	$0
General Working Capital	0%	$0	12%	$35,000
Total	**100%**	**$50,000**	**100%**	**$300,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The identified uses of proceeds are subject to change based on the business needs of the Company. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Pia Carusone, Co-Founder
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Owner, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner, Republic Restoratives, 2014 - Present

Education
Bard College, BA

Name
Rachel Gardner, Co-Founder

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Owner, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner, Republic Restoratives, 2014 - Present

Education
Mills College, BA Presidio School of Management, MBA

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Board of Directors/Managers/Managing Member
Sale of property, interests or assets of the Company	Board of Directors/Managers/Managing Member
Determination of the budget	Board of Directors/Managers/Managing Member
Determination of business strategy	Board of Directors/Managers/Managing Member
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to District Of Columbia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees in Washington D.C., United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	
Common Membership Interests	Held by members
Voting Rights	Held by members
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes being offered	Not Applicable

Percentage ownership of the company by holders of the Common Membership Interests (assuming conversion if convertible securities)	85 %

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Thomas Gardener
Amount outstanding	$200,000.00
Interest rate and payment schedule	A simple interest rate of .66% per annum, payable in annual installments of $610.00.
Amortization schedule	The Principal shall be paid in its entirety at the Maturity Date.
Describe any collateral or security	
Maturity date	August 31, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Note holders
Amount outstanding	$1,226,500.00
Interest rate and payment schedule	6% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	June 30, 2018
Other material terms	In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $2,000,000, exclusive of the conversion of the Notes and any other outstanding convertible indebtedness of the Company (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by

	the Holder into such Equity Securities at Applicable Conversion Price and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then at the Maturity Date, the outstanding principal balance of, and any unpaid accrued interest under, this Note shall be converted into common units of the Company at a price per unit equal to the lesser of (x) 83% of the Fair Market Value of the common units and (y) the Capped Unit Price applicable on the date immediately prior to such conversion. Definitions: "Applicable Conversion Price" will mean the price per unit equal to the lesser of (i) 83% of the lowest price per unit paid by the purchasers of Equity Securities in the Qualified Financing, and (ii) the Capped Unit Price immediately prior to the closing of such Qualified Financing. "Capped Unit Price" will mean, at any given time, a price per unit rounded to the fourth decimal place equal the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Units. "Valuation Cap" will mean $8,000,000.

Type of debt	Bank loan
Name of creditor	Eagle Bank
Amount outstanding	$600,000.00
Interest rate and payment schedule	Beginning January 4, 2016, 18 monthly consecutive interest payments, with interest calculated on the unpaid principal balances using an interest rate of 5%, followed by: 41 monthly consecutive principal and interest payments of $8,501.01 each, beginning July 4, 2017, with interest calculated on the unpaid principal balances using an interest rate of 5%; and one principal and interest payment of $335,037.23 on December 4, 2020, with the interest calculated on the unpaid principal balances using an interest rate of 5%. The estimated final payment is based on the assumption that all payments will be made

	exactly as scheduled.
Amortization schedule	
Describe any collateral or security	
Maturity date	December 4, 2020
Other material terms	

Following the Offering, the total amount of outstanding indebtedness of the Company will be 2101500.0 if the Minimum Amount is raised and 2326500.0 if the Maximum Amount is raised.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$1,226,500.00	Working capital.	June 30, 2015	

Ownership

The Company is owned by a two people. Those people are Pia Carusone and Rachel Gardner.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Pia Carusone	50.0%
Rachel Gardner	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations
Our prior earnings and cash flows are not indicative of future earnings and cash flows because we were not in active operation until this current fiscal year (2016). Distilling and aging spirits requires a longer lead time that other food & beverage products so the business is not expected to be profitable until Year 5 according to our projections. By the time this funding is received we will still be in Year 1 of operations.

The Company currently requires $31,000 on average a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the offering are not necessary to the operations of the Company. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently have $175K in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are necessary to the operations of the Company.

At only 6 months into operations we require additional capital as we continue to developed additional planned product offerings and expand our customer base.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past two years:
Virtually all expenditures from the LLC's formation in 2013 until the start of operation in spring 2016 were for capital expenses involved in establishing the Company, building out the distillery, and purchasing equipment and fixtures.

The Company does not intend to make any additional material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Promissory Notes for up to $300,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 13, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $300,000.00 (the "Maximum Amount") and the additional Securities will be allocated as determined by the issuer.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)

The Intermediary shall receive a fee in the amount of 7.0% of the total Offering proceeds.

Stock, Warrants and Other Compensation
2% of the total number of securities issued during the raise.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this offering (if the minimum amount is sold), we will have membership interests outstanding.

Interest Payment and Amortization Schedule

Pursuant to a Revenue Loan Agreement (Promissory Note), the Company is offering a revenue participation interest of 10% to investors in the offering. The minimal amount of a "Promissory Note" is $100.00. The Promissory Notes require repayment of revenue sharing interests at a rate of 10% of the total revenue, which payments shall be made quarterly (subject to a 1 month one time deferment). The Company's obligations with respect to the repayment of the Promissory Notes will expire upon the Company's repayment of 1.5x of the amount of the Promissory Note ("Repayment Amount"). The Promissory Notes will not accrue interest per se, but rather will require the repayment of the full Repayment Amount. The Notes are pre-payable by the Company at its option. The Company may pay off all of the Promissory Notes in their entirety at any time by paying the holders any unpaid part of the Repayment Amount for all of the Promissory Note. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the note holders based on the amount of their Promissory Notes to the Company. The Notes will not require a prepayment penalty.

Beginning on the Payment Start Date (one full quarter after the February 28, 2017, except in the case of a Permitted Deferral), Company shall make quarterly payments to note holders until the Repayment Amount is paid in full; provided, however, that at any time the Company may defer up to 1 of such payments upon notice to holders.

The Promissory Notes will be considered paid in full and this agreement will terminate when the Company has paid the holders the Repayment Amount (1.5x the amount of the loan), except in the Event of a Default, in which the Company will owe the holders additional amounts as set forth herein.

Security
The Promissory Notes are secured by the assets of the Company and the Company may file a financing statement on behalf of the holders to perfect such security interest in the assets.

Subordination
The Promissory Notes are not subordinate to other indebtedness of the Company.

Events of Default

The Promissory Notes contain standard events of default such the Company's failure to pay principal and/or interest on the Promissory Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

Voting and Control
The Securities have the following voting rights: None.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Not applicable
Appointment of the Officers of the Company	Not applicable

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES

UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Tom Gardener
Relationship to the Company	Father of co-founder Rachel Gardener
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Repayment of loan with interest as outlined in promissory note
Benefits or compensation received by Company	Loan
Description of the transaction	Loan

Securities

Related Person/Entity	John Carusone, III
Relationship to the Company	Brother of co-founder Pia Carusone
Total amount of money involved	$50,000.00

Benefits or compensation received by related person	The same as all other investors in that class as per terms of note.
Benefits or compensation received by Company	50,000
Description of the transaction	Convertible note

Conflicts of Interest

The Company has not engaged in transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Pia Carusone
(Signature)

Pia Carusone
(Issuer)

Owner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Pia Carusone
(Signature)

Pia Carusone
(Name)

Owner
(Title)

11/14/2016
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Investment Summary
Exhibit C   Investment Documents
Exhibit D   Video Transcript
Exhibit E   Company Pitch Deck

EXHIBIT A
Financial Statements



REPUBLIC RESTORATIVES, LLC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2015 and 2014



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
    Republic Restoratives, LLC.:

We have reviewed the accompanying financial statements of Republic Restoratives, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
November 11, 2016

REPUBLIC RESTORATIVES, LLC
Balance Sheets
December 31, 2015 and 2014

		2015		2014
		(unaudited)		(unaudited)
Assets				
Current assets				
Cash and cash equivalents	$	979,242	$	119,614
Prepaid expenses		60,788		-
Current assets		1,040,030		119,614
Property and equipment		571,775		59,056
Deposits		21,411		21,411
Total assets	$	1,633,216	$	200,081
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	32,000	$	-
Deferred rent		29,209		-
Deferred revenue		138,069		
Related party note payable		300,000		100,000
Total current liabilities		499,278		100,000
Long-term liabilities				
Convertible notes payable, net of discount		1,052,746		-
Accrued interest on convertible notes payable		36,795		-
Total liabilities		1,588,819		100,000
Commitment and contingencies		-		-
Members' Equity				
Total members' equity		44,397		100,081
Total liabilities and members' equity	$	1,633,216	$	200,081

See accompanying notes to the financial statements and the independent accountants' review report.

REPUBLIC RESTORATIVES, LLC

Statements of Operations

For the Years Ended December 31, 2015 and 2014

	2015 (unaudited)	2014 (unaudited)
Revenues	$ -	$ -
Cost of revenues	-	-
Gross margin	-	-
Operating expenses		
Sales and marketing	65,774	500
Professional fees	43,941	38,613
Occupancy	88,844	7,137
Start-up costs	679	19,952
Other general and administrative	8,431	19,065
Total operating expenses	207,669	85,267
Loss from operations	(207,669)	(85,267)
Other income (expenses)		
Other income	-	56,659
Interest expense	(37,045)	-
Interest income	1,918	-
Amortization of debt discount	(34,751)	-
Total other expense, net	(69,878)	56,659
Loss before income taxes	(277,547)	(28,608)
Income tax expense	-	-
Net loss	$ (277,547)	$ (28,608)

See accompanying notes to the financial statements and the independent accountants' review report.

REPUBLIC RESTORATIVES, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014

	Common units		Additional Paid	Accumulated	
	Units	Amount	in Capital	Deficit	Total
Balances at December 31, 2013 (unaudited)	-	$ 100,000	$ -	$ -	$ 100,000
Cash contribution from member	-	28,689	-	-	28,689
Net loss	-	-	-	(28,608)	(28,608)
Balances at December 31, 2014 (unaudited)	-	$ 128,691	$ -	$ (28,608)	$ 100,081
Cash contribution from member	-	13,358	-	-	13,358
Beneficial conversion feature related to issuance of convertible notes payable	-	-	208,505	-	208,505
Net loss	-	-	-	(277,547)	(277,547)
Balances at December 31, 2015 (unaudited)	-	$ 142,049	$ 208,505	$ (306,155)	$ 44,397

See accompanying notes to the financial statements and the independent accountants' review report.

REPUBLIC RESTORATIVES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities:		
Net loss	$ (277,547)	$ (28,608)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	34,751	-
Changes in operating assets and liabilities:		
Prepaid expenses	(60,788)	-
Accounts payable	32,000	-
Deferred rent	29,209	-
Deferred revenue	138,069	-
Accrued interest on convertible notes payable	36,795	-
Net cash used in operating activities	(67,511)	(28,608)
Cash flows from investing activities:		
Payment of rent security deposit	-	21,411
Purchase of property and equipment	(512,719)	(59,056)
Net cash used in investing activities	(512,719)	(59,056)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes	1,226,500	-
Cash contribution from member	13,358	28,689
Proceeds from issuance of related party notes payable	200,000	100,000
Net cash provided by financing activities	1,439,858	128,689
Net increase (decrease) in cash	859,628	41,025
Cash and cash equivalents at beginning of year	119,614	78,589
Cash and cash equivalents at end of year	$ 979,242	$ 119,614
Supplemental disclosure of non-cash financing activities:		
Beneficial conversion feature related to issuance of convertible notes payable	$ 208,505	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

The Company was organized on October 29, 2013, under the name Ivy City Partners, L.L.C., in the District of Columbia ("D.C.") and changed its legal name to Republic Restoratives, LLC (the "Company") on July, 11, 2014.

The Company is a craft distillery that owns and operates a distillery in Washington, D.C. from where it makes and sells branded distilled spirits products. The Company's principal products include vodka and bourbon whiskey. The Company started production in the distillery in 2016.

Note 2 – Liquidity and Capital Resources

The Company has experienced a net loss during the years ended December 31, 2015 and 2014 as it has begun operations started production of distilled spirits. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to develop and extend the Company's products, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through convertible debt and related party debt and through the date of this reports issuance in 2016 has drawn approximately $534,000 on the Company's line of credit which has a maximum availability of $600,000. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's products. At October 31, 2016, the Company had approximately $175,000 in cash and cash equivalents. The Company expects to continue to incur net losses for at least the next year. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of Accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to the useful lives of property, equipment.

Note 3 - Significant Accounting Policies *(continued)*

Property and equipment
Property and equipment consist principally of construction in progress. These are leasehold improvements and distillery equipment that were in the construction and installation phase as of December 31, 2015. Property and equipment are stated at cost with no depreciation provided as they were construction in progress as of December 31, 2015 and 2014.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized.

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise.

Cost of Revenues
Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs and internal transfer costs. There were no cost of shipping and handling incurred for the years ended December 31, 2015 and 2014, respectively.

Marketing costs
The Company expenses marketing costs as incurred. Direct marketing costs were $65,774 and $500 during the years ended December 31, 2015 and 2014, respectively.

Income Taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to federal and state tax returns back to the Company's inception in 2013.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Note 3 - Significant Accounting Policies *(continued)*

The amounts reported for cash and cash equivalents and accounts payable are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable and related party notes payable charge interest at fixed rates; however, the balances as of December 31, 2015 and 2014 approximate fair value due to the proximity of the agreements to the balance sheet date.

Management Review
Management of the Company has evaluated subsequent events through November 11, 2016, the date the financial statements were available to be issued.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2015 and 2014:

	2015	2014
Construction in progress	$ 571,775	$ 59,056
Less accumulated depreciation	-	-
Total	$ 571,775	$ 59,056

There was no depreciation expense recorded since these were construction in progress assets that had not been put to use as of December 31, 2015 and 2014.

Note 5 – Related Party Note Payable

In March 2014, the Company issued a note payable to a family member of the co-founder of the Company with a maturity date of September 2016. The Company received $100,000 in 2014. The note bears interest at a rate of 0.61% per annum and is payable in annual installments of $610. On September 5, 2016 the original maturity was extended to September 1, 2019. The principal of $100,000 is disclosed as related party note payable on the balance sheet as of December 31, 2015 and 2014.

In July 2015, the Company issued a note payable to a family member of the co-founder of the Company with a maturity date of October 2016. The Company received $200,000 in 2015. The note bears interest at a rate of 0.61% per annum and is payable in annual installments of $610. On October 1, 2016 the original maturity was extended to August 31, 2019. The principal of $200,000 is disclosed as related party note payable on the balance sheet as of December 31, 2015, respectively.

Note 6 – Line of credit

On December 4, 2015, the Company entered into a $600,000 revolving credit facility with Eagle Bank ("Eagle"). This facility bears interest at 6% and is scheduled to mature on December 4, 2020. Interest is due and payable monthly until maturity. The Company had not drawn down on the credit facility as of December 2015. As of the date of this report, the Company had drawn $533,858 on the line of credit in 2016.

Note 7 – Convertible Notes Payable

During June and July 2015, the Company has entered into several convertible notes payable each with fixed terms. The following table presents the components of long-term notes payable as of December 31, 2015:

Type	Interest Rate	Maturity	Amount
Convertible Promissory Note	6.0% per annum	6/30/2018	$ 100,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	72,500
Convertible Promissory Note	6.0% per annum	6/30/2018	50,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	50,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	35,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	70,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	30,000
Convertible Promissory Note	6.0% per annum	6/30/2018	50,000
Convertible Promissory Note	6.0% per annum	6/30/2018	50,000
Convertible Promissory Note	6.0% per annum	6/30/2018	50,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	75,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	49,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	10,000
Convertible Promissory Note	6.0% per annum	6/30/2018	50,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Convertible Promissory Note	6.0% per annum	6/30/2018	10,000
Convertible Promissory Note	6.0% per annum	6/30/2018	50,000
Convertible Promissory Note	6.0% per annum	6/30/2018	75,000
Convertible Promissory Note	6.0% per annum	6/30/2018	25,000
Total convertible notes payable			$ 1,226,500

Note 7 – Convertible Notes Payable (continued)

All notes payable are convertible into common units of the Company at maturity unless an event of default or qualified equity financing occurs prior to maturity. At maturity, the principal balance will automatically convert into common units of the Company at a price per unit equal to the lesser of 83% of the fair market value of the common units or the Capped Unit Price, applicable on the date immediately prior to the conversion. The Capped Unit Price is equal to the quotient obtained by dividing $8,000,000 by the fully diluted units outstanding immediately prior to the conversion.

As a result of the conversion price discount, there is a beneficial conversion feature of $208,505 related to the notes payable issued during 2015.

At the issuance date, the convertible notes were recorded as follows:

		2015
Convertible notes payable	$	1,226,500
Less: beneficial conversion feature		(208,505)
Total	$	1,017,995

During the year ended December 31, 2015, the Company has amortized $34,751, of the debt discount as non-cash interest expense. The remaining debt discount will be amortized over the term of the convertible notes payable.

At December 31, 2015, the convertible notes payable are reported as follows:

		2015
Convertible notes payable	$	1,226,500
Less: unamortized debt discount		(173,754)
Total	$	1,052,746

Note 8 – Members' Capital

In October 2013, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. The Operating Agreement allows for the issuance of common units to the members of the Company. The terms, conditions, rights, and obligations of the members are summarized below. As of December 31, 2015 and through the date of this report, the Company has not issued any common units to the members of the Company. The Company is equally owned by two individuals.

Management and Voting
The holder of each of the common unit ownership percentage shall be entitled to vote in proportion to the membership interest held in the Company.

Contributions
In October 2013 each Member of the Company made an initial cash contribution in proportion to the membership interest held in the Company.

Note 8 – Members' Capital (continued)

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital Accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of Net Income and Net Loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 9 - Commitments and Contingencies

Lease arrangements
The Company leases distillery and office space under a non-cancelable operating leases expiring in January 2015. Future minimum lease payments under these leases as of December 31, 2015 are as follows:

2016	$	93,630
2017		100,184
2018		107,197
2019		114,700
2020		122,729
2021 and thereafter		579,394
	$	1,117,834

Rent expense on the Company's operating leases was approximately $88,844 and $7,137 for the years ended December 13, 2015 and 2014, respectively.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 9 - Subsequent Events

As of the date of this report, the Company had drawn $533,858 on the line of credit in 2016.

On November 4, 2016 the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $300,000 of promissory notes to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933 which permits crowdfunding securities offerings over the internet by eligible users.

EXHIBIT B

Investment Summary



REPUBLIC RESTORATIVES

Company: Republic Restoratives

Market: Craft Distilling

Product: Urban distillery and craft cocktail bar

Founders: Pia Carusone and Rachel Gardner

Company highlights:

- Has generated almost $115,000 in sales since opening its doors to the public in May 2016
- Over 3,500 bottles of CIVIC Vodka have been sold, more than 1,000 people have paid for ticketed tours, and over 10,000 cocktails have been ordered
- Has hosted over 30 private events, including corporate receptions, private dinners, engagement parties, and the birthday of D.C. Mayor Muriel Bowser, and has had so many additional inquiries (close to 100) that the company hired an event manager to speed up the booking process



Based on unaudited financials not subjected to financial review

COMPANY SUMMARY

Opportunity

The growing popularity of premium spirits and craft cocktails has led to a significant increase in the number of craft distilleries in the U.S. In 2015, craft distillers generated roughly $2.4 billion in revenue, and, as of August 2016, there were 1,315 craft distillers active in the U.S.[i] Yet, in Washington D.C., there are only a handful of craft distilleries producing premium spirits. Washington D.C. is a prime target market for local distilleries – it has the 2nd highest alcohol consumption per capita in the entire country, [ii] and the D.C. metro area has the highest median household income amongst the country's 25 most populous metro areas.[iii]

Founded in 2013, Republic Restoratives is an urban, small batch distillery and craft cocktail bar in the heart of Washington, D.C. In 2015, the company raised over $119,000 on Indiegogo, exceeding its initial target of $75,000, and making it the largest crowd-funded distillery in the U.S.[iv] The distillery opened its doors in May 2016 and was the first, and currently the only, women-owned distillery in D.C. In its first five months of operation, Republic Restoratives was voted "Best Distillery in D.C." by a reader's poll in the Washington Post.[v]

Republic Restoratives Distillery

Republic Restoratives' 8,000 square-foot main floor hosts a tasting room and cocktail bar called the Ivy Room. The space was designed by New York-based architecture and design firm Mapos.

 

Headed by experienced bartender David Strauss, the Ivy Room features a rotating list of seasonal mix drinks and specialty cocktails such as a Moscow Mule with homemade ginger beer, a Tuxedo Martini, a Vodka Tonic, and a Bloody Mary.

   

The main floor fits up to 130 people and is available for private events and tastings. Distillery tours are offered to the public on the weekends and are available by appointment Monday through Friday. With the help of master distiller Berle "Rusty" Figgins Jr., Republic Restoratives locally distills spirits, such as vodka and bourbon. Rusty also designs distillation systems, including the one-of-a-kind dual-kettle spirits still found at Republic Restoratives (pictured below on the left), which is the largest in the D.C., Maryland, and Virginia region.

 



CIVIC Vodka: CIVIC Vodka is the first craft spirit from Republic Restoratives. It is distilled exclusively from North American corn and is finished using a proprietary charcoal-polish process for a crisp, clean finish. CIVIC Vodka is produced and bottled locally.

In addition to the Ivy Room, where bottles or cases can be purchased on-site, CIVIC Vodka is available at 86 locations (bars, restaurants, and bottle shops) throughout the Washington, D.C. area.[vi]



Bourbon: On November 12, 2016, Republic Restoratives released their Borough Bourbon, sourced from a four-year-old Kentucky bourbon, and matured for three months in French oak barrels located at the distillery. In May 2016, the company also began distilling their classically-aged House bourbon in May 2016, which will take at least 18 months to age. The House bourbon will be aged from start to finish in 153-gallon, New American oak puncheon barrels, which are typically used for wine.

Republic Restoratives also plans to produce a rye blend, cordials (e.g. apple brandy), and gin in the future.

Remainder of page intentionally left blank

Location

Republic Restoratives Distillery is located in the historic Ivy City district of Washington, D.C. Ivy City is an up-and-coming neighborhood that will soon be home to 335 luxury apartment units for rent and feature restaurants, bars, craft liquor distillers, a coffee shop, an organic market, clothing stores, CrossFit, and Bikram yoga.[vii]


Up-and-coming Ivy City
Mixed use
Restaurant
Commercial
Specialty alcohol
North
MT. OLIVET RD.
WEST VIRGINIA AVE.
IVY CITY
One Eight Distillery
New Columbia Distillers
Antique train bar
Compass Coffee and more retail to come
Atlas brew works
Profish market
Ivy City Smokehouse
Crummell School (vacant)
To downtown D.C.
Hecht Bldg.
NEW YORK AVE.
Former Love nightclub, soon to be climbing gym.
Catholic Charities homeless shelter
Businesses along Fenwick Street include Louis' Restaurant and Big Chief Bar. Next to Union Kitchen will be a new distillery, Republic Restoratives.
DOUGLAS DEVELOPMENT
1 CrossFit gym, Bikram Yoga studio and a future bike store.
2 Parking, Mom's Organic, Petco, Ulta
3 Luxury apartments, Planet Fitness and Nike store are open. Three restaurants and more retail outlets are to come.
Shipping container shops and market
To Maryland
Hotel
2015 imagery via Pictometry International
LARIS KARKLIS/THE WASHINGTON POST

Republic Restoratives is on the corner of New York Avenue, where over 80,000 commuters pass each day on their way to downtown Washington, D.C.


Washington
REPUBLIC RESTORATIVES
THE WHITE HOUSE
US CAPITOL

Business Model

The wholesale price for CIVIC Vodka is $19.50 per bottle, or $117 for a case of six bottles. The vodka retails for $29 per bottle, or $174 per case. Cocktails at the Ivy Room cost $9 each. Tours of the distillery are $10 per person and include sample tastings.

Ivy Room (Tasting Room & Cocktail Bar): At the Ivy Room, over 10,000 cocktails have been ordered since the bar opened in May 2016.

CIVIC Vodka: Over 3,500 bottles of CIVIC Vodka have been sold since April 2016.

Private Events: Republic Restoratives has hosted over 30 private events, including corporate receptions, private dinners ranging from 15 to 75 guests, engagement parties, and the birthday of D.C. Mayor Muriel Bowser. The company has also had close to 100 additional inquiries. In October 2016, they hired an event manager to speed up the booking process.

Tours: Over 1,000 people have paid for ticketed tours. Additionally, the company has hosted nearly twice that amount through informal tours, at no charge, for members of the local business community, neighborhood residents, interested patrons, and restaurant/bar clients who want to bring their staffs for educational trips.

Republic Restoratives' distillery opened its doors to the public in May 2016. That month, they generated nearly $25,000 in revenue, primarily through cocktail sales at the tasting room. In October 2016, the company recorded its highest monthly revenue to date (over $52,000), with more than $26,000 coming from cocktails sales and private event bookings, and over $9,000 coming from wholesale CIVIC Vodka sales to third-party bottle shops (liquor stores).



Based on unaudited financials not subjected to financial review

From January 2016 to October 2016, the company's monthly burn rate has averaged just over $31,000. Year-to-date, as of October, the Company had a net operating loss of $315,380. Past performance is not indicative of future results.

The boom in craft distilling has been fueled by the demand for high-end North American spirits, particularly whiskeys such as bourbon and rye. Sales of high-end and super premium spirits (defined as spirits that retail for over $20 per bottle) generated $12.5 billion in 2015, over half of all U.S. spirits sales. Driven by growth in the high-end and super premium products, American whiskey sales in 2015 topped all other spirits, selling 59.4 million cases worth $8.1 billion. Vodka sales were second, at $5.8 billion in total revenue. [viii]

Between 2010 and 2015 the number of craft spirit distillers has increased at a compound annual growth rate of 41.6%. In 2015, they generated roughly $2.4 billion in retail sales, up from $1.8 billion in 2014. As of August 2016, there were 1,315 craft distillers active in the U.S, with the largest concentrations in the West (mostly in California, Washington, Colorado), and the South (mostly in Texas).[ix]


# of Active Craft Distillers by State and Region as of August 2016
34.1%
WEST
18.6%
MIDWEST
19.2%
NORTHEAST
28.1%
SOUTH
1,315 Total Distilleries
Sources: TTB, ACSA, ADI, State ABC boards, state guilds, team analyses
© 2016 park street

Out of those 1,315 craft distillers, 91.7% are defined as small producers. Yet, because small distilleries produce limited quantity of spirits, usually single batches at a time, they accounted for just 12.1% of the craft spirit cases sold in 2015. For these small distillers, generating revenue on premise (at the distillery) is especially important, as on-site sales make up 25% of their revenue on average. 67% of small craft producers' revenue is generated within the distillery's state of operation.[x]


# of Craft Distillers and Case Volumes by Producer Size
# of Producers, 9L Cases (000)
4.930
1.163
100%
6,3%
2,0%
Large producers
61,8%
91,7%
Medium producers
26,1%
Small producers
12,1%
Number of cases
Number of producers
▪ The U.S. Craft distilling market is fairly concentrated with 2% of the producers being responsible for more than 60% of the cases
▪ 91.7% producers are classified as small producers. They are responsible for just 12.1% of the cases
Sources: TTB, distiller surveys, team analyses
© 2016 park street

Tuthilltown Spirits Distillery: Tuthilltown Spirits became New York's first whiskey distillery since Prohibition,[xi] when it released its Hudson Baby Bourbon in 2005. As one of the largest craft distilleries in the U.S.,[xii] Tuthilltown employs over 50 people, and features an on-site restaurant and distillery tours. The distillery uses locally grown grains and apples to produce whiskeys, vodkas, gins, and other spirits. Over the years Tuthilltown has added additional whiskeys to their Hudson label, including Hudson Single Malt Whiskey, Hudson Four Grain Bourbon, Hudson New York Corn Whiskey, Hudson Manhattan Rye Whiskey, and Hudson Maple Cask Rye Whiskey. In 2010, William Grant & Sons (the largest family-owned scotch maker in the U.K.) bought the Hudson Whiskey brand, however, the whiskey is still made and bottled at the Tuthilltown distillery.[xiii]

One Eight Distilling: One Eight Distilling is an urban distillery located in the Ivy City neighborhood of Washington, D.C. The distillery opened in January 2015, and currently produces whiskey, gin, and vodka. One Eight Distilling's primary spirits are its "District Made Vodka", "Rock Creek White Whiskey", and "Ivy City Gin". The company offers free tours of their 15,000 square-foot production space and customers can visit One Eight's tasting room for cocktails and a sample selection of spirits. There is also a merchandise shop for branded flasks, hats, t-shirts, and other items. One Eight Distilling's spirits are currently available in multiple retailers and restaurants across Washington, D.C. and Maryland. The spirts are self-distributed within Washington, D.C., and distributed by Legends Limited/Blueprint Brands in Maryland.

Jos. A. Magnus & Co.: Opened in 2015, Jos. A. Magnus & Co. is an urban distillery that produces bourbon, gin, and vodka in the Ivy City neighborhood of Washington, D.C. The distillery was started by the great-grandson of Joseph A. Magnus, a bourbon distiller in the 1800s who closed his business during Prohibition. There are two bars at the distillery, The Murray Hill Club, a 50-seat cocktail bar, and the Magnus Room, which features pre-batched cocktails offered in pitchers and also seats up to 50 customers.[xiv] The distillery was awarded Gold, Best in Category, and Best in Class for its triple-cask finished Joseph Magnus Bourbon at the American Distilling Institute's 2016 Spirits Competition.[xv]

District Distilling Company: District Distilling Company is an 8,000 square-foot distillery, bar, and kitchen, located in Northwest Washington, D.C. Opened in August 2016, the distillery produces whiskey, vodka, gin, and rum. The restaurant is open for brunch and dinner and features seasonal cuisine,[xvi] while the bar offers specialty cocktails and bar food. Tours of the distillery are offered each day within certain hours, for $10 per person. There's a private event space and a retail shop where guests can buy spirits, books, and District Distilling-branded merchandise.[xvii]

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Pia Carusone, Co-Founder: Before starting Republic Restoratives, Pia was the youngest female Chief of Staff in the U.S. House of Representatives, when she joined U.S. Congresswoman Gabrielle Giffords' team in 2009. She was recognized on the floor of Congress for her leadership role in the aftermath of the Arizona shooting in January 2011 that left six dead and injured 13, including the Congresswoman. When Gabby resigned, Pia joined the Obama Administration as the Assistant Secretary for Public Affairs at the Department of Homeland Security (DHS). In that role, she advised on all public affairs matters, served as lead U.S. Government Federal Communicator during crises, managed hundreds of staff members, and coordinated all strategic and internal communications, and all press for the seven operational components of the DHS. After the Sandy Hook school shooting in 2012, Pia joined Gabby Giffords and her husband Mark Kelly in forming the gun violence prevention organization, Americans for Responsible Solutions, and served as its first Executive Director. Pia was recently named one of Politico's "50 Politicos to Watch." Originally from Saratoga Springs, NY, Pia is a graduate of Bard College and now resides in Washington, D.C. with her partner Leanne and their two dachshunds Sauce and Magoo.



Rachel Gardner, Co-Founder: Rachel has more than a decade of experience in integrated natural resource management and stewardship of family enterprises. Formerly an advocate for abandoned mine reclamation in California, Rachel worked to improve waste management practices in the extractive industries. She co-founded a Minnesota-based mine waste diversion brokerage as well as a pilot project for carbon capture solutions in underground mines. Her commitment to building strategic partnerships led to a U.S.-Canadian byproduct synergy program in the refractory industry, and she has over nine years of experience working with indigenous communities affected by mining in both the U.S. and Canada. Rachel holds an MBA in Sustainable Management from the Presidio Graduate School in San Francisco, and a B.A. in Environmental Economic Policy from Mills College. She currently resides in Washington, D.C.

INVESTMENT TERMS

The Fund anticipates investing in the Company at the following terms:

Security Type: Secured Promissory Notes
Round Size: Min: $50,000; Max: $300,000
Interest Rate: Revenue sharing agreement which provides the investors 10% of the Company's gross revenue, up to the repayment amount of 1.5x of their investment
Length of Term: Until the repayment amount of 1.5x investment is repaid.
Conversion Provisions: None.

Washington Post: Best of D.C. 2016: Your favorite bars and places to drink in Washington
DC Inno: Meet the Women Behind Ivy City's Crowdfunded Whiskey Distillery
WTOP: Inside Republic Restoratives, D.C.'s first women-run distillery
Eater DC: Drink Moscow Mules with Local Vodka at The Ivy Room

PERKS

Early Investor Special Investors who participate in the first $25k raised gets their name hand painted on distillery foundation or walls.

$100+ Investors will be periodically invited to special parties, happy hours and previews

$250+ Investors receive a founders signed bottle of CIVIC Vodka redeemable at the tasting room, plus $100 level perks

$500+ Investors receive a founders signed bottle of Borough Bourbon redeemable at the tasting room, plus $250 level perks and below

$2000+ Invite to annual Duty Dinner in the barrel room. Plus $250 level perks and below

$5000+ Investors will receive a "Duty Card" which entitles you to 20% off all RR items (cocktails, merchandise, product) Plus $2,000 level perks and below

$10,000+ Investor will receive a barrel with your name on it and a case of the whiskey that comes from, redeemable at the tasting room. Plus $5,000 level perks and below

$25,000+ Each time you come to the tasting room bar your first drink is free for you and one guest. Exclusive access to our reserve product lines before they run out plus $10,000 level perks and below

RISK FACTORS

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THE COMPANY'S FORM C OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The risks associated with our company include the following. Potential inability to attract, recruit and retain and develop necessary personnel, high level of competition, government regulation of use of individually identifiable data and issues relating to loss or theft of customer data, potential for security breaches and disruptions, the company's success depends on board and executive officers who may leave the employ of the company, the capital being raised is not enough to sustain the company's current business plan, lack of key man life insurance on executives and other key personnel, lack of audited financial statements, risks associated with properly calculating the company's tax liability, the fact that the company is not subject to Sarbanes-Oxley regulations and related controls and safeguards required of public companies, changes in employment laws or regulation could harm the company's performance, fluctuations in customer mix could impact financial performance, potential fluctuation of operating results, need to attract qualified customer service and technical support personnel, effect of cyclical, volatility or extended downturn in the United States or worldwide economy, ability to stay ahead of rapid technological change and dependence on new product development, failure to obtain new clients or renew existing clients on favorable terms, reliance on subcontractors, potential impact of military actions, global terrorism, natural disasters and potential political unrest.

The risks associated with the securities the company is offering include the following. Restricted nature of the securities and lack of liquidity, the fact that the offering is not registered under federal or state securities laws, there is no guarantee of return on an investor's investment, the majority of the company owned by a small number of owners, the company's ability to extend the offering deadline, potential dilution of your ownership interest in the company, the fact that the security is an equity security and not a debt security, and the potential that the warrants may expire worthless.

[i] http://www.americancraftspirits.org/wp-content/uploads/2016/10/CSDP-10182016FINAL.pdf
[ii] http://dcinno.streetwise.co/2014/06/10/dc-alcohol-consumption-map/
[iii] http://blogs.wsj.com/economics/2013/09/19/washington-sees-incomes-soar-as-most-of-u-s-declines/
[iv] http://www.rollcall.com/news/hoh/former-staffer-plunges-into-craft-distilling
[v] https://www.washingtonpost.com/express/wp/2016/10/20/best-of-dc-2016-your-favorite-bars-and-places-to-drink-in-washington/?tid=a_inl
[vi] http://republicrestoratives.com/civic/locate-civic-vodka/
[vii] http://www.washingtonpost.com/sf/style/2015/11/02/the-next-cool-d-c-neighborhood-you-have-never-heard-of/
[viii] http://www.discus.org/assets/1/7/Distilled_Spirits_Council_2015_Briefing.pdf
[ix] http://www.americancraftspirits.org/wp-content/uploads/2016/10/CSDP-10182016FINAL.pdf
[x] Ibid.
[xi] http://www.tuthilltown.com/history/
[xii] http://www.cnbc.com/2015/06/16/adams-of-whiskey.html
[xiii] Ibid.
[xiv] https://www.washingtonian.com/2015/08/21/5-things-to-look-for-at-dcs-newest-distillery-jos-a-magnus-co/
[xv] http://www.prnewswire.com/news-releases/joseph-magnus-bourbon-wins-gold-and-best-in-class-at-us-spirits-competition-300247995.html
[xvi] http://wtop.com/food/2016/09/district-distilling-dcs-newest-distillery-is-unlike-all-the-rest/slide/1/
[xvii] https://www.washingtonian.com/2016/08/25/district-distilling-company-opens-on-u-street/

EXHIBIT C
Investment Documents

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan: Payment Start Date:
Amount of Loan: City and State of Lender:

For value received Republic Restorative LLC, a District of Columbia limited liability company (the ***"Borrower"*** or the ***"Company"***), hereby promises to pay to the order of ____________ (***"Lender"***), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions

a) ***"Gross Revenues"*** means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

b) ***"Lenders"*** means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

c) ***"Measurement Period"*** means the period of time with respect to which a payment is made.

d) ***"Note"*** means this Note. ***"Notes"*** means all of the Notes issued in the crowdfunding offering of which this Note is part.

e) ***"Payment Start Date"*** means one full quarter after the "date of opening", except in the case of a Permitted Deferral.

f) ***"Date of Opening"*** means February 28, 2017, except in the case of a licensing, permitting or construction delay.

g) ***"Permitted Deferral"*** is defined in Section 3.1(a) hereof

h) ***"Pro-Rata Share"*** or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

i) ***"Repayment Amount"*** means amount that is 1.5x the amount of the Loan.

j) ***"Revenue Percentage"*** means 10%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2.   **Basic Terms**

        a)   **Group of Revenue Loans.** This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

        b)   **When Paid in Full.** The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

        c)   **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3.   **Payments**

        a)   **Quarterly Payments.** Beginning on the Payment Start Date, Borrower shall make quarterly payments to Lender until the Repayment Amount is paid in full; *provided, however*, that at any time the Company may defer up to 1 of such payments upon notice to Lender (each, a ***"Permitted Deferral"***).

        b)   **Amount of Each Payment.** The amount of each payment shall be the product of the Revenue Percentage and the Gross Revenues from the Measurement Period ended immediately prior to the payment date.

        c)   **Timing of Payment.** The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

        d)   **Order of Application of Payments.** All payments under this Agreement shall be applied first to interest and then to principal.

        e)   **Place of Payment.** All amounts payable hereunder shall be payable at the office of Democracy VC LLC, c/o Lender, _____, unless another place of payment shall be specified in writing by Lender.

        f)   **Pro Rata Payments.** All payments will be made pro rata among all of the Lenders.

4.   **Prepayment.** The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5.   **Characterization of Investment.** The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6.   **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the

Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Democracy VC LLC to be shared ratably with the other investors.

7. **Secured Note.** To secure payment of all amounts due under this Note, Borrower grants Lender a security interest in all of its property, now existing or hereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof. Borrower authorizes Lender to file a financing statement to perfect this security interest.

8. **Company Representations**

a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) it's current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company, (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Investor Representations**

a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b) If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 50 I of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, ,including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10.   **Default**. Each of the following events shall be an *"Event of Default"* hereunder:

a)   Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

c)   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11.   **Parity with Other Notices.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12.   **Waiver.** Borrower waives presentment and demands for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13.   **Amendments.** Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower-the holders of a majority in principal of the Loan Amounts raised in this offering.

14.   **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the

signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Alabama, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16.   Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole without the consent of the Investor, in connection with a reincorporation to change the Company's domicile. Subject to foregoing, this instrument will be binding on the parties' successors and assigns.

17.   No Stockholder Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18.   Tax Withholding. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

19.   Not Effective Until Acceptable by Borrower. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

Signature Page to Follow

BORROWER:

Republic Restorative LLC

By: _____

Name:

Title:

LENDER:

[LENDER NAME]

By: _____

Name:

Title:

EXHIBIT D

Video Transcript

Hi, Hey, I'm Pia, I'm Rachel, We're the founders of Republic Restoratives distillery.
We are one of the few women-owned distilleries in the world, I think the world right? Definitely, one of the only few in the country.
Well, most importantly though, we are also one of the largest crowdfunding distilleries in the world. So about a year and a half ago, we ran an Indiegogo Perk campaign. We raised $119,000 from supporters like you and that gave us a huge boost to talk to traditional equity partners and to banks. And look at what we built, it's big, it's shiny. Lots of glass, lots of concrete, lots of steel. We told you we would do it, and with your help, we did.
Yeah, thanks to you guys and the people that have come to visit us, this place is the home to love, laughter, and some really incredible alcohol, so thank you so much.

Tours at Restorative Republic are designed to be fun, but they're also a bit educational. Here in house we are all about transparency, we want to make sure that the customers that are here just have a cocktail, or those that come on a tour get a sense of what we're doing, where their products are coming from, and what's coming down the pipeline. Two of the products that you're going to see in 2017 are actually products that I was testing out in the laboratory, accidentally got some samples of, and got some really good feedback. So we're currently only distilling about 2 days a week, but we have the equipment and capacity to scale that up to 7 days a week. What we don't have though, is the capital, and that's where you come in, by joining this campaign, you'll allow us to make our grain purchases, afford the utility bills, the bottles, the packaging, etc. that goes into larger batches. We're so excited to be able to expand our markets and expand our product line, but we really can't do it without you. We're already in around 100 locations around the District, we have a lot of local bars, restaurants, liquor stores that have been a huge support to us. First out was Civic Vodka, it hit the market in May, and we're doing pretty well and we're really excited to bring you guys back in for round two, which is our borough bourbon, so now we're releasing our second product, it's a 6-year-old Kentucky bourbon, aged in some white wine casks, we're giving a little bit of Chardonnay, a little bit of Sauvignon Blanc in there, some interesting flavors, and definitely an interesting new product.

So let's talk about the future. The future is out there, the business so far is booming, we're in over 100 accounts in the District. We were just named Best Distillery by the Washington Post Reader Poll, thank you guys. But we want to grow, we want to continue making products, we want to expand into Maryland, Virginia, hopefully New York, Pennsylvania soon. We really want to start distilling Apple Brandy and Apple ? immediately, but it takes capital. For the first time ever, Indiegogo supporters can be part of this in a real way. Thanks to the JOBS Act here that was signed a couple years ago, people now can truly invest in a company, not just from a perk level, but in a deeper sense, and be part of this journey going forward with us. We're super excited, we hope you guys will join us. Cheers. Mm, so good, it's really delicious.

EXHIBIT E
Company Pitch Deck



"WALK WITH THE DREAMERS, THE BELIEVERS,
THE COURAGEOUS, THE CHEERFUL, THE PLANNERS, THE DOERS,
THE SUCCESSFUL PEOPLE WITH THEIR HEADS IN THE CLOUDS AND
THEIR FEET ON THE GROUND. LET THE SPIRIT IGNITE A FIRE
WITHIN YOU TO LEAVE THIS WORLD BETTER THAN
WHEN YOU FOUND IT".

WILFRED PETERSON

WHO?

We literally grew up together. 34 years of friendship, trust, compromise and problem solving.

Rachel
earned her MBA in sustainable development and has extensive experience in natural resource management and byproduct synergy.



Pia
has built a career in national politics and is a savvy negotiator and strategist with strengths in marketing, branding and budget management.



WHY?

We crave a connection with our food.
And, increasingly, our drinks too. For a city the size of Washington, we should have a more robust distilling industry, like those found in Portland, Seattle and New York. Currently, locally produced spirits include gin and vodka, but no aged whiskey, and overall the quality is questionable.





WHAT?

A women-owned urban distillery and craft-cocktail bar, in the heart of historic Washington, DC producing delicious and accessible spirits.

Republic	restoratives
=	=
the power resides in the people	an agent that renews
	health, strength, or consciousness



GROWTH, GROWTH, GROWTH

- In 2012, bourbon grew at 9%, compared to entire spirits at 4%

- In 2013, whiskey sales in America achieved fastest growth rate since 1960s (6.2% to 52.7m cases)

- In 2014, total craft volume grew to 3.5m cases in, up from 700k in 2010

- These new drinkers are women (37%), younger drinkers and more sophisticated drinkers

- While value brands declined (-1.3%), premium and super premium brands are growing (+5.1%)



Republic restoratives

DC: BOURBON CAPITAL

Liquor consumed in the past 30 days	BOURBON WHISKEY	GIN	RUM	SCOTCH WHISKY	TEQUILA	VODKA
Washington, D.C. Adults: 5,133,418	10.7% 551,177	7.1% 363,579	11% 564,331	6.3% 323,945	10.5% 540,341	19.5% 1,001,773
Atlanta 4,917,062	9.3% 458,272	4.9% 241,521	9.4% 461,708	5.4% 263,719	9.3% 456,358	17.4% 854,067
Boston 5,087,105	8% 404,897	7.3% 371,271	14% 712,209	7.4% 374,595	10.3% 524,648	21.1% 1,072,250
Chicago 7,350,363	8.5% 628,296	5.3% 391,228	10.9% 799,652	4.8% 352,565	13.3% 978,315	22.5% 1,654,940
Dallas/Fort Worth 5,422,374	9.9% 538,664	4.5% 243,082	9.1% 494,110	5.1% 275,190	11.1% 600,822	17.6% 953,788
Houston 4,835,751	10.4% 505,317	5% 241,328	10.8% 520,391	6.1% 297,230	13.6% 658,112	16.7% 809,938
Los Angeles 13,859,269	6.7% 934,473	3.8% 522,320	9.4% 1,299,147	5.6% 781,998	18% 2,496,398	18.9% 2,615,753
New York City 16,457,557	6.4% 1,054,590	4.4% 716,302	11.8% 1,944,940	8.2% 1,357,509	8.6% 1,411,904	20.5% 3,381,478
Philadelphia 6,243,776	7.5% 468,767	5.6% 350,774	13.2% 822,658	5.8% 362,665	7.4% 461,152	21.4% 1,334,772
San Francisco/ Oakland/San Jose 5,579,544	8.4% 466,682	6.5% 361,468	8% 446,834	6.3% 352,224	15.7% 876,090	18.4% 1,029,280



Rr

Republic restoratives

THE COMPETITION















Tito's
Handmade
VODKA
AUSTIN TEXAS
Ketel One
VODKA
Handcrafted in small batches, using traditional recipes at the Nolet Distillery in Holland
Founded 1691.
IMPORTED
LEOPOLD BROS.
ROCKY MOUNTAIN
PEACH LIQUEUR
CASA FONDATA NEL 1845
FERNET-BRANCA
THE INTERNATIONAL BITTERS
MADE IN ITALY
BULLEIT
BOURBON
FRONTIER
WHISKEY
AGED 10 YEARS
BULLEIT BOURBON
FRONTIER WHISKEY
Blanton's
THE ORIGINAL
SINGLE BARREL
BOURBON WHISKEY
B
107
proof
750ML
aged 7 years
BAKER'S
KENTUCKY STRAIGHT BOURBON WHISKEY

THE NEIGHBORHOOD

Now











GREEN HAT DISTILLED GIN

HECHT WAREHOUSE DISTRICT

MOM'S Organic Market

ATLAS BREW WORKS

NIKE

Soon

planet fitness

MADE IN UNION KITCHEN Washington, DC

ACQUA AL 2

300 residential units

















BIBIANA OSTERIA • ENOTECA

COMPASS COFFEE

BicycleSPACE

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Republic restoratives

AND WE'RE BUILDING AN EXPERT TEAM...

- Rusty Figgins, The Ellensburg Distillery, Batch 206 Distillery - Consulting Master Distiller

- David Dunbar, TTB Emeritus – compliance consultant

- Scott Schiller, Thoroughbred Spirits – spirits finance consulting

- MAPOS, architects

- Shoppe, identity and brand development

- Lauren Latin, Latin Law- legal/business consulting

Republic restoratives

CONSERVATIVE DISTRIBUTION PLAN

MARKETS OF DISTRIBUTION

YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5



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Republic restoratives

HOW WILL WE MAKE MONEY

1 yr. Bourbon

Shelf cost per case	$ 210.00
Price to retailer	$ 147.00
Price to distributor	$ 104.30
Variable costs	$ 43.09
Our margin	$ 58.20
Margin %	57.46 %

Vodka

Shelf cost per case	$ 150.00
Price to retailer	$ 105.00
Price to distributor	$ 72.80
Variable costs	$ 33.87
Our margin	$ 35.93
Margin %	51.47%



Republic restoratives

HOW WILL WE MAKE MONEY

Cordial

Shelf cost per case	$ 180.00
Price to retailer	$ 126.00
Price to distributor	$ 88.55
Variable costs	$ 29.04
Our margin	$ 56.51
Margin %	66.06%

1 yr. Rye

Shelf cost per case	$ 270.00
Price to retailer	$ 189.00
Price to distributor	$ 135.80
Variable costs	$ 46.01
Our margin	$ 86.79
Margin %	65.35%





Republic restoratives Distillery

📍 Washington, District of Columbia, United States   ✎ Food

Story | Updates 2 | Comments 12 | Funders 680



$119,643 USD
raised by **680 people** in 1 month

160% funded   0 time left

⚑ **$75,000** USD goal
Flexible Funding ⓘ

CAMPAIGN CLOSED
This campaign ended on June 1, 2015

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An urban, small batch, women-owned distillery and craft cocktail bar in the heart of Washington, DC.

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What to Expect From Republic Restoratives Distillery
Posted by Jessica Sidman on May 14, 2015 at 3:49 pm

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The Washington Post

Women-owned Republic Restoratives Distillery coming to Ivy City



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